Exhibit 99.2

SUPER HI INTERNATIONAL HOLDING LTD. 特 海 国 际 控 股 有 限 公 司 (Incorporated in the Cayman Islands with limited liability) （於開曼群島註冊成立的有限公司） (HKEX Stock Code: 9658; NASDAQ Symbol: HDL) （香港交易所股份代號：9658；納斯達克股票代碼：HDL） July 22, 2024 Dear non-registered shareholder(s), Arrangement of Electronic Dissemination of Corporate Communications Pursuant to Rule 2.07 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) under the expansion of paperless listing regime and electronic dissemination of corporate communications that came into effect on December 31, 2023, SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) is writing to inform you that the Company has adopted electronic dissemination of corporate communications (the “Corporate Communications”), which mean any documents issued or to be issued by the Company including but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular and (f) a proxy form. Please note that both the English and Chinese versions of all future Corporate Communications will be available electronically on the website of the Company at www.superhiinternational.com and the HKExnews website at www.hkexnews.hk in place of printed copies. As a non-registered shareholder, you should liaise with your bank(s), broker(s), custodian(s), nominee(s) or HKSCC Nominees Limited through which your Shares are held (collectively, the “Intermediaries”) and provide your email address to your Intermediaries. If you want to receive the Corporate Communications in printed form, please complete and return the reply form on the reverse side to the Company’s Hong Kong share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong or send an email with a scanned copy of the duly completed reply form to superhi.ecom@computershare.com.hk. Should you have any queries relating to this letter, please contact the Share Registrar at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. (Hong Kong time), Mondays to Fridays, excluding Hong Kong public holidays. 各位非登記股東： 以電子方式發布公司通訊之安排 根據自 2023 年 12 月 31 日起生效的擴大無紙化上市機制及以電子方式發布公司通訊規定下香港聯合交易所有限公司證券上市規則（「上市規則」） 第 2.07 條，特海国际控股有限公司（「公司」）謹此通知 閣下，公司已採用以電子方式發布公司通訊（「公司通訊」）之安排，該公司通訊是指公 司發布或將要發布的任何文件，包括但不限於(a) 董事報告、年度帳目以及審計報告副本以及（如適用）財務摘要報告； (b) 中期報告及其中期報告 摘要（如適用）； (c) 會議通知； (d) 上市文件； (e) 通函和 (f) 委任表格。 請注意，所有未來公司通訊的英文版和中文版將在公司網站 www.superhiinternational.com 和披露易網站 www.hkexnews.hk 上提供，以代替印刷本。 作為非登記股東， 閣下應聯絡代 閣下持有股份的銀行、經紀、託管商、代理人或香港中央結算（代理人）有限公司（統稱「中介公司」），並向 閣 下的中介公司提供 閣下的電子郵件地址。 若 閣下希望收取公司通訊之印刷版，請填妥本函背頁之回條並交回公司的香港股份過戶登記處（「股份過戶處」）香港中央證券登記有限公司，地 址為香港灣仔皇后大道東 183 號合和中心 17M 樓，或把已填妥之回條的掃描副本以電郵發送至 superhi.ecom@computershare.com.hk。 如 閣下對本函件有任何疑問，請於辦公時間星期一至五（香港公眾假期除外）上午 9 時正至下午 6 時正（香港時間）其間致電股份過戶處(852) 2862 8688 查詢。 2024 年 7 月 22 日 By order of the Board SUPER HI INTERNATIONAL HOLDING LTD. Ms. SHU Ping Chairlady 承董事會命 特海国际控股有限公司 主席 舒萍女士

CCS9386 SUHH_NRH REPLY FORM 回條 To: Computershare Hong Kong Investor Services Limited (The “Share Registrar”) 致： 香港中央證券登記有限公司（「股份過戶處」） 17M Floor, Hopewell Centre 香港灣仔皇后大道東 183 號 183 Queen’s Road East, Wan Chai, Hong Kong 合和中心 17M 樓 REMINDER 提示 As a non-registered shareholder, you should liaise with your bank(s), broker(s), custodian(s), nominee(s) or HKSCC Nominees Limited through which your shares are held (collectively, the “Intermediaries”) and provide your email address to your Intermediaries. 作為非登記股東， 閣下應聯絡代 閣下持有股份的銀行、經紀、託管商、代理人或香港中央結算（代理人）有限公司（統稱「中 介公司」），並向 閣下的中介公司提供 閣下的電子郵件地址。 Request for Corporate Communications* in printed form / 要求收取公司通訊* 印刷版 (Please mark “” in the below box if applicable)（如適用，請在以下方格內劃上「」號） Name of the listed company (the “Company”) : SUPER HI INTERNATIONAL HOLDING LTD. 上市公司（「公司」）名稱： 特海国际控股有限公司 I/we would like to receive future Corporate Communications* in printed form. 本人 ╱ 我們欲收取未來公司通訊* 的印刷版。

Please cut the mailing label and stick it on an envelope to return this form to us. No postage is necessary if posted in Hong Kong. 當 閣下寄回此回條時，請將郵寄標籤剪貼於信封上。 如在本港投寄， 閣下無需支付郵費或貼上郵票。 Name(s) of Non-registered holder(s): 非登記股東姓名： Signature(s): (Note 3) 簽名：(附註 3) (Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫) Contact number: 聯絡電話號碼： Date: 日期： Notes: 附註： 1. This letter is addressed to Non-registered holder(s) (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited that such person or company wishes to receive Corporate Communications*). 此函件乃向公司之非登記股東（「非登記股東」指股份存放於中央結算及交收系統的人士或公司，已透過香港中央結算有限公司不時向公司發出通知，表示欲收取公司通訊*）發出。 2. Please complete all your details clearly. 請 閣下清楚填妥所有資料。 3. Any reply form with no box marked “”, with no signature or otherwise incorrectly completed will be void. 如未有在本回條方格內劃上「 」號、或未有簽署、或在其他方面填寫不正確，則本回條將會作廢。 4. For the avoidance of doubt, the Company does not accept any other instructions given on this reply form. 為免存疑，在本回條上的任何額外指示，公司將不予處理。 * Unless otherwise specified, Corporate Communications refer to any documents issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the annual report, interim report, notice of meeting, circular and proxy form. 除非另有註明，公司通訊乃指公司已發佈或將予發佈以供其任何證券的持有人參照或採取行動的任何文件，其中包括但不限於年報、中期報告、會議通告、通函及代表委任表格。 PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明 (i) “Personal Data” in this statement has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”). 本聲明中所指的「個人資料」與香港法例第 486 章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義相同。 (ii) Your Personal Data provided in this Reply Form will be used in connection with the Company’s electronic dissemination of Corporate Communications. Your supply of Personal Data to the Company is on a voluntary basis. In case of a failure to provide sufficient information, the Company may not be able to process your instructions and/or requests as stated in this Reply Form. 閣下於本回條所提供的個人資料將用於有關公司以電子方式發布公司通訊的事宜上。 閣下是自願向本公司提供個人資料。若 閣下未能提供足夠資料，本公司可能無法處理 閣下 在本回條上所述的指示及/或要求。 (iii) Your Personal Data may be disclosed or transferred by the Company to its subsidiaries, the Share Registrar, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law and will be retained for such period as may be necessary for our verification and record purposes. 公司可就任何所說明的用途或在法例規定的情況下，將 閣下的個人資料披露或轉移給公司的附屬公司、股份過戶處、及/或其他公司或團體，並將在適當期間保留該等個人資料 作核實及紀錄用途。 (iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing, by mail to the Hong Kong Privacy Officer of the Share Registrar at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong or by email at PrivacyOfficer@computershare.com.hk. 閣下有權根據《私隱條例》的條文查閱及/或修改 閣下的個人資料。任何該等查閱及/或修改個人資料的要求均須以書面方式郵寄至股份過戶處（地址為香港灣仔皇后大道東 183 號合和中心 17M 樓）向香港隱私主任提出，或發送電郵至 PrivacyOfficer@computershare.com.hk。 Computershare Hong Kong Investor Services Limited 香港中央證券登記有限公司 Freepost No. 簡便回郵號碼：37 Hong Kong 香港 Mailing Label 郵寄標籤